EXHIBIT 11

UNITED BANCSHARES, INC. AND SUBSIDIARIES

Computation of Earnings Per Share

	Three months ended
	March 31,
	2001	2000
BASIC EARNINGS PER SHARE
EARNINGS:
Net Income	$ 387	$ 529

AVERAGE SHARES OUTSTANDING:
Weighted average common shares outstanding	2,719,135	2,290,435

BASIC EARNINGS PER SHARE	$ 0.14	$ 0.23

DILUTED EARNINGS PER SHARE
EARNINGS:
Net Income	$ 387	$ 529

AVERAGE SHARES OUTSTANDING:
Weighted average common shares outstanding	2,719,135	2,290,435
Net effect of the assumed exercise of stock options	164,090	119,013
Total	2,883,225	2,409,448

DILUTED EARNINGS PER SHARE	$ 0.13	$ 0.22